Exhibit 99.1

BELLUS Health Inc.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada
H7V 4A7

BELLUS Health Announces the Launch of a Public Offering of Common Shares in Canada and the United States

LAVAL, Quebec, December 13, 2021 – BELLUS Health Inc. (“BELLUS Health” or the “Company”) (TSX and Nasdaq: BLU), announced today the filing of a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated December 23, 2020 (the “Base Prospectus”) in connection with a proposed public offering of its common shares of US$175 million (the “Offering”). The Supplement was filed with each of the securities regulatory authorities in the provinces of Canada. The Supplement and accompanying Base Prospectus were also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, as it may be amended from time to time, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Company intends to use the net proceeds of the Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes, as set out in the Supplement.

The Company also expects to grant to the underwriters a 30-day option to purchase up to an additional 15% of the number of common shares offered in the Offering. The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions including approval from the TSX. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as Nasdaq.

Jefferies, Evercore ISI and RBC Capital Markets are acting as joint book-running managers.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from the Company, by telephone at 450-680-4500 or by email at info@bellushealth.com or you may request them from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; or Evercore Group L.L.C., Attention: Equity Capital Markets , 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at 888-474-0200 or by email at ecm.prospectus@evercore.com; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, New York 10281, by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BELLUS Health

BELLUS Health Inc. is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of adults with RCC.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the Offering, the granting of the option to purchase additional shares and the anticipated use of proceeds from the Offering. Completion of the Offering is subject to numerous factors, many of which are beyond BELLUS Heath’s control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions and other important factors disclosed previously and from time to time in BELLUS Health’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

Investors:

Ramzi Benamar

Chief Financial Officer

rbenamar@bellushealth.com

Media:

Julia Deutsch

Solebury Trout

jdeutsch@soleburytrout.com

SOURCE: BELLUS Health Inc.